        [PricewaterhouseCoopers letterhead]

CONSENT OF INDEPENDENT ACCOUNTANTS

We agree to the inclusion in this Confidential Offering Memorandum dated October 27, 2000, of our report dated July 31, 2000 relating to the financial statements and financial highlights appearing in the June 30, 2000 Annual Report to Shareholders of Daily Assets Institutional. We also consent to the references to us under the headings "Financial Highlights" and "Independent Accountants" in such offering memorandum.


                                      /s/ PricewaterhouseCoopers LLP

                                      PricewaterhouseCoopers LLP

Baltimore, Maryland
October 27, 2000